Exhibit 99.1

Franco-Nevada and Lumina Royalty Complete Plan of Arrangement

TORONTO, December 1, 2011 — Franco-Nevada Corporation (TSX:FNV, NYSE:FNV) (“Franco-Nevada”) and Lumina Royalty Corp (“Lumina Royalty”) announced today the completion of the Plan of Arrangement (the “Arrangement”) between Franco-Nevada and Lumina Royalty pursuant to which Franco-Nevada has acquired all of the outstanding common shares of Lumina Royalty.

In accordance with the Arrangement, Lumina Royalty shareholders will receive in the aggregate approximately 1,383,873 Franco-Nevada common shares and 760,793 Franco-Nevada warrants (TSX: FNV.WT.A with a C$75.00 exercise price, expiring June 16, 2017) or 0.03487 Franco-Nevada common shares and 0.01917 Franco-Nevada warrants per Lumina Royalty common share.

Following completion of the Arrangement, Lumina Royalty will change its name to Franco-Nevada LRC Holdings Corp.  Lumina Royalty will be applying to the securities regulatory authorities in Canada to cease to be a reporting issuer in due course.

About Franco-Nevada

Franco-Nevada Corporation (TSX:FNV, NYSE:FNV) is a gold-focused royalty and stream company with additional interests in platinum group metals, oil & gas and other assets. The Company has a diversified portfolio of high margin assets along with a growing pipeline of development assets with exposure to some of the largest gold discoveries in the world. Its business model benefits from rising commodity prices and new discoveries while limiting operating and capital cost inflation. Franco-Nevada has delivered growing free cash flow and dividends. It is the gold investment that works.

About Lumina Royalty

Lumina Royalty Corp. is an unlisted company that owns royalty interests on four copper development projects located in Chile and Argentina.  The company was formed as a result of a reorganization of Lumina Copper Corp. (TSX-V: LCC) in June 2011.  The four development projects are the Relincho copper/molybdenum project located in Region III, Chile that is being advanced by Teck Resources Ltd; the Taca Taca copper/gold/molybdenum project located in Salta Province, Argentina that is being advanced by Lumina Copper Corp; the San Jorge copper/gold/molybdenum project located in Mendoza Province, Argentina that is being advanced by Coro Mining Corp. and the Vizcachitas copper/molybdenum project located in Region V, Chile that is being advanced by Los Andes Copper Limited.  More information about Lumina Royalty Corp. and its assets can be found on the company’s website at www.luminaroyalty.com.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to future financial or operating performance and other statements that express management’s expectations or estimates of future performance, constitute “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “anticipates”, “anticipated”,  “believes”, “plans”, “estimate”, “expect”, “expects”, “expected”, “forecasted”, “targeted” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: uncertainties relating to the delivery of the Franco-Nevada common shares and warrants by the depositary and the ceasing to be a reporting issuer process; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver and oil & gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso, and any other currency in which revenue is generated, relative to the US dollar; changes in national and local government legislation, including permitting regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which the parties hold a royalty, stream or other interest are located; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title disputes related to interests or any of the properties in which the parties hold a royalty, stream or other interest; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the parties hold a royalty, stream or other interest; rate and timing of production differences from resource estimates; risks and hazards associated with the business of development and mining on any of the properties in which the parties hold a royalty, stream or other interest,, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management of the parties believes to be reasonable, including, without limitation, assumptions relating to the delivery of the Franco-Nevada common shares and warrants by the depositary and the ceasing to be a reporting issuer process; the ongoing operation of the properties in which the parties hold a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice, the accuracy of public statements and disclosures made by the owners or operators of such underlying properties, no material adverse change in the market price of the commodities that underlie the asset portfolio, no adverse development in respect of any significant property in which the parties hold a royalty, stream or other interest, accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production, integration of acquired assets and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements because of the inherent uncertainty. For additional information with respect to risks, uncertainties and assumptions, please also refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR at www.sedar.com and Franco-Nevada’s most recent Form 40-F filed with the Securities and Exchange Commission on EDGAR at www.sec.gov as well as Franco-Nevada’s annual and interim MD&A. The forward-looking statements herein are made as of the date of this press release only and the parties do not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

For more information on Franco-Nevada, please go to its website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Manager, Investor Relations	Chief Financial Officer
416-306-6328	416-306-6303

For more information on Lumina Royalty, please go to its website at www.luminaroyalty.com or contact:

David Strang President & CEO 604-646-1880